May 15, 2007 meeting
A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved
as follows:
      Votes for 		Votes against 		Abstentions
      26,261,021 	1,793,700 			1,092,336

All tabulations rounded to the nearest whole number.

October 15, 2007 meeting
A special meeting of shareholders of the fund was held on October 15, 2007 to consider several proposals relating to the merger of Putnam Municipal Bond Fund and Putnam Investment Grade Municipal Trust into the fund, which such meeting was adjourned to a later date.